

Mailstop 3233

June 6, 2016

<u>Via E-mail</u>
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Access Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re:** **Rodin Global Access Property Trust, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted May 12, 2016**
> **CIK No. 0001666244**

Dear Mr. Lehrman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We are continuing to evaluate your response to comment 5 and may have further comment.

2. Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.0%. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the "distribution" or "sale" of your shares. It appears that the primary difference between the "selling commission" and the "distribution fee" is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

3.   We note your response to comment 7 of our letter and that you determined that neither CCRE nor RRP is a program for purposes of Guide 5. We further note your disclosure that:

- Cantor Fitzgerald, L.P. is the indirect parent of your sponsor and advisor, and controls Cantor Commercial Real Estate and BGC Partners, Inc. (which includes Newmark Grubb Knight Frank).
- Mr. Lehrman, your chairman, was a co-founder of CCRE and served as Co-CEO from April 2014-2016.

We understand that CCRE was a joint venture managed by Cantor and that your chairman was a co-founder and CEO of CCRE. Thus, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis as to why CCRE not should be considered a prior program sponsored by Cantor or its affiliates under Industry Guide 5. We may have further comment.

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 19

4.   We note your response to comments 17, 18, and 19 of our letter. It appears that the disclosure in this section relates to two potential forms of compensation: (i) subordinated distributions to the special unit holder equal to 15% of your net cash flows payable under certain circumstances, and (ii) payments to the special unit holder upon redemption of the special units under certain circumstances. Please revise your disclosure in this section and under the heading "Management Compensation" starting on page 84 to describe these two forms of compensation separately, or advise.

5.   We note your disclosure in this section stating that the special unit holder will be entitled to receive 15% of your net cash flows after your stockholders have received "or are deemed to have received," in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital and your sponsor has received reimbursement for the payment of certain selling commissions. Please revise to clarify what you mean by "are deemed to have received" and to further elaborate upon how the 6% cumulative, non-compounded annual pre-tax return on invested capital is calculated. Additionally, please revise to clarify whether an individual stockholder should expect to receive distributions equal to his or its invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital prior to payment to the special unit holder of 15% of net cash flows.

6.   We note your response to comment 20 of our letter, and your disclosure in this section stating that the special unit holder will be entitled to receive "15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock" upon the occurrence of certain liquidity events or the termination or non-renewal of the advisory agreement. Please revise to clarify what you mean by "would be deemed to have been distributed" and to further elaborate upon how the 6% return is calculated in this context.

7.   We note your disclosure in this section, stating "If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets." We further note your risk factor disclosure under the heading "Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure . . ." on page 34, stating "Upon termination of our advisory agreement for any reason, including for cause, . . . the special unit holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the special unit holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date," as well as similar disclosure on pages 78-79. Please revise to reconcile these disclosures and to clarify the circumstances when the special unit holder will receive the redemption payment in the event that the advisory agreement is terminated for cause.

Estimated Use of Proceeds, page 67

8.   We note your response to comment 23 of our letter. We continue to note that your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with certain liquidity events or upon the termination of the advisory agreement by you or by the advisor. As the contingent reimbursement of selling commissions to your sponsor is a cost to the business, it is our view that these amounts should be reflected in the Use of Proceeds tables. We therefore respectfully reissue our prior comment. Please ensure that the Use of Proceeds tables deduct the selling commissions without adding them back as "Sponsor Support of Selling Commissions" in computing the amount available for investment given the fact that the sponsor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

9.   We note your response to comment 25. Please revise your disclosure in footnote (6), (7) and (5) on pages 68, 70, and 71, respectively, to include the clarification provided in your response and show how you determined the amounts of acquisition fees and acquisition expenses presented in these footnotes.

Management Compensation, page 84

10.   We note your response to comment 27, which seems to focus on the manner in which you will notify shareholders of changes to advisory compensation. Please also revise to clarify if the company may increase fees payable to the advisor without shareholder consent.

Plan of Distribution, page 168

11.   We note your response to comment 33 and disclosure on page 172 stating that your officers, directors, as well as officers and employees of your sponsor and advisor, etc. may purchase shares in the offering and that "they would expect to hold such shares as stockholders for investment and not for distribution." Please revise to clarify that they "will hold" such shares for investment and not for distribution.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
       Joseph A. Herz, Esq.
       Greenberg Traurig, LLP